UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period of July 26, 2002 to August 25, 2002

CINAR Corporation
(Translation of registrant's name into English)

1055, René-Lévesque Blvd East, Montréal, Quebec, Canada H2L 4S5
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ____ Form 40-F X

[Indicate by checkmark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- ________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CINAR Corporation
(Registrant)

Date: August 30, 2002

By: ________________
Barrie Usher
President and CEO
(Signature)*

*Print the name and title of the signing officer under his signature.

Montreal, August 30, 2002

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549
USA

Re: CINAR Corporation (the "Company")
Variable Multiple Voting Shares (Class "A")
Limited Voting Shares (Class "B") and
Report on Form 6-K

Dear Sir,

We are pleased to confirm the following: for the period between July 26, 2002 and August 25, 2002 CINAR has not granted any options to acquire Class "B" shares of the Company.

For the same period, no options to acquire Class "A" and Class "B" shares were exercised.

However, for the same period, the following options were cancelled due to termination of employment or otherwise:

Date	Name	Number of Shares
July 31, 2002	Jean Gauvin	14,600 B

Also enclosed for filing, pursuant to Rule 13a-16 under the Securities Exchange Act of 1934, as amended, are eight copies of the Company's Report on Form 6-K dated August 30, 2002 (the "Report"), manually signed by an authorised person of the Company and sequentially numbered.